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10/7/2003



50 10/6/03

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SECURITIES 03053502 ON
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 35776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AmFm Investment Brokers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

179 Sully's Trail, Suite 200
(No. and Street)

Pittsford (City) NY (State) 14534 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas J. Rogers, Chief Operating Officer 585 248-0050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP
(Name – *if individual, state last, first, middle name*)

2200 Chase Square (Address) Rochester (City) NY (State) 14604 (Zip Code)



SEC MAIL PROCESSING
RECEIVED
SEP 24 2003
WASH. D.C.
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Am+M Investment Brokers, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public

ANTHONY L. GUGINO
Notary Public in the State of New York
Monroe County
Commission Expires May 11, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	227,618 [0200]		227,618 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	25,000 [0295]		
	B. Other	47,546 [0300]	2,202 [0550]	74,748 [0810]
3.	Receivables from non-customers	[0355]	40,955 [0600]	40,955 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

	[0170]			
B.	Other securities			
	[0180]			
8.	Memberships in exchanges:			
A.	Owned, at market			
	[0190]			
B.	Owned, at cost		[0650]	
C.	Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	9,468 [0735]	9,468 [0930]
12.	**TOTAL ASSETS**	300,164 [0540]	52,625 [0740]	352,789 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	70,544 [1115]	[1305]	70,544 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	31,706 [1205]	[1385]	31,706 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

2. Includes equity subordination (15c3-1(d)) of ____ [1010]				
D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	102,250 [1230]	0 [1450]	102,250 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	5,202 [1792]
C. Additional paid-in capital	3,800 [1793]
D. Retained earnings	241,537 [1794]
E. Total	250,539 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	250,539 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	352,789 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 04/01/2003 [3932]	Period Ending 06/30/2003 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:			
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	26,492	[3935]
	b.	Commissions on listed option transactions		[3938]
	c.	All other securities commissions	9,753	[3939]
	d.	Total securities commissions	36,245	[3940]
2.	Gains or losses on firm securities trading accounts			
	a.	From market making in options on a national securities exchange		[3945]
	b.	From all other trading		[3949]
	c.	Total gain (loss)	0	[3950]
3.	Gains or losses on firm securities investment accounts			[3952]
4.	Profit (loss) from underwriting and selling groups			[3955]
5.	Revenue from sale of investment company shares		676,983	[3970]
6.	Commodities revenue			[3990]
7.	Fees for account supervision, investment advisory and administrative services		26,807	[3975]
8.	Other revenue		38,245	[3995]
9.	Total revenue		778,280	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers			[4120]
11.	Other employee compensation and benefits			[4115]
12.	Commissions paid to other broker-dealers		617,057	[4140]
13.	Interest expense			[4075]
	a.	Includes interest on accounts subject to subordination agreements [4070]		
14.	Regulatory fees and expenses		4,070	[4195]
15.	Other expenses		209,969	[4100]
16.	Total expenses		831,096	[4200]

NET INCOME

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	PERSHING LLC [4335A2]	All [4335B]
8- 26740 [4335C]	NATIONAL FINANCIAL SERVICES LL [4335C2]	All [4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 250,539 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 250,539 [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]
   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 250,539 [3530]
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) — 52,625 [3540]
   B. Secured demand note deficiency — [3590]
   C. Commodity futures contracts and spot commodities - proprietary capital charges — [3600]
   D. Other deductions and/or charges — [3610] — -52,625 [3620]
7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 197,914 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments — [3660]
   B. Subordinated securities borrowings — [3670]
   C. Trading and investment securities:
      1. Exempted securities — [3735]
      2. Debt securities — [3733]
      3. Options — [3730]
      4. Other securities — [3734]

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			197,914 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	6,816 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	147,914 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	187,689 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			102,250 [3790]
17. Add:			
A. Drafts for immediate credit		[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
C. Other unrecorded amounts(List)			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			102,250 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 52 [3850]

A.M. & M. INVESTMENT BROKERS, INC.
(A Wholly Owned Subsidiary of A.M. & M. Financial Services, Inc.)

EXCESS NET CAPITAL
JUNE 30, 2003

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at June 30, 2003:

TOTAL ASSETS	$ 369,189	
LESS: TOTAL LIABILITIES	74,579	
ADJUSTED NET WORTH	294,610	
LESS: NON-ALLOWABLE ASSETS	100,022	
NET CAPITAL		$ 194,588
NET CAPITAL REQUIREMENTS:		
6-2/3% of aggregate indebtedness	$ 4,972	
Minimum requirement	$ 50,000	
Greater of the above		50,000
EXCESS NET CAPITAL		$ 144,588



COPY

AM&M FINANCIAL SERVICES, INC.

179 Sully's Trail • Suite 200
Pittsford, NY 14534-4599

585-248-0050
Fax 585-248-0238
www.ammplan.com


SEC MAIL PROCESSING
RECEIVED
SEP 24 2003
WASH. D.C.
181

September 18, 2003

Mr. William H. Jackson, Jr.
District Director
NASD
US Bank Centre
1350 Euclid Avenue, Suite 650
Cleveland, OH 44115

Dear Mr. Jackson,

This letter is in response to your notice dated September 11, 2003. A copy of the notice is enclosed for your review. The purpose of this letter is to respond to your request for a reconciliation between our previously filed net capital computations and the audited financial statements submitted to you last month.

The following is a list of the adjustments that were made prior to or during the outside audit performed by Deloitte and Touche, but subsequent to filing of our Focus Part IIA:

Total capital and allowable subordinated liabilities per Focus IIA $ 250,539

Adjustments:

1. Tax Sharing – according to an informal tax sharing arrangement between AM&M Investment Brokers and its parent company, AM&M Investment Brokers is required to repay or receive reimbursement for any tax liability or asset created on the corporate consolidated return by the profit or loss generated by AM&M Investment Brokers. This adjustment as computed by our outside auditors was added to the due from asset on AM&M Investment Broker's books. $ 50,499

2. Between the date of filing our Focus IIA and arrival of our outside auditors, necessary clean-up of erroneous transactions in our new commission processing database was completed. This clean-up left only the correct transactions remaining in our accounts receivable balance, which was reflected on our audited financial statements. ($ 33,195)

3.	It is customary for our outside auditors to compute our deferred tax liability and as such it was not available upon filing of our Focus IIA. This adjustment was made on the audited financial statements as a reduction in our deferred tax asset.	($ 900)
4.	In coordination with number 2 above, the amount payable to our outside representatives was reduced by the removal of the erroneous transactions in our new commissions system.	$ 27,223
5.	In relation to number 3 above, our outside accountants also compute our current tax liability for the broker dealer. This number was adjusted and reflected in our audited financial statements by reducing the liability by $448.	$ 448
6.	In error in recording additional paid in capital produced a reclassification of $202 between common stock and additional paid in capital. This adjustment had no effect on the computation on net capital, as it was simply a reclassification	$ 0
	Total capital and allowable support dated liabilities per audited financial statements (Net Worth)	$ 294,610

The reconciliation of the unallowable assets from the originally filed Focus IIA to the audited financial statements is as follows:

Unallowable assets per Focus IIA		$ 52,625
Adjustments		
1.	The previously recorded non-allowed receivable on the originally filed Focus IIA is to be removed after the commissions system clean-up.	($ 2,202)
2.	The tax sharing arrangement that adjusted AM&M Investment Brokers assets upwards was made to a non-allowable asset account. Therefore, the non-allowable assets are increased by this same amount.	$ 50,499
3.	The reduction in deferred tax assets as mentioned in number 3 of the previous schedule was also made to an unallowable account and therefore needs to be adjusted accordingly.	($ 900)
	Total non-allowable assets per audited financial statements	$ 100,022

We anticipate amending our June 30, 2003 Focus IIA to correspond to the audited financial statements within the next several weeks in order to have only the more accurate of information presented on our FOCUS filings.

To assist you in following the above schedules, I have enclosed copies of both the Part IIA computation of net capital as well as the audited financial statement computation of net capital. While it is my intention to be as clear as possible regarding this situation, I understand the above schedules may be difficult to follow. Should you have any questions regarding any of the above information, please do not hesitate to contact our CFO, Tom Rogers, at (585) 419-8316.

In that regard, Tom will be taking over the financial reporting responsibilities of the broker dealer from me beginning immediately. His name will be listed on the Focus filings going forward and he should be contacted regarding any financial inquiries in the future. Tom has been with us for six years and is ready to assume the responsibilities of accurate financial reporting to the NASD.

Should you have any further questions or comments, please do not hesitate to contact me at (585) 419-8304.

Best regards,



Anthony L. Gugino, CFP®
Executive Vice President

enclosure(s)

c: Thomas J. Rogers, CPA, CFP®
SEC Regional Office
SEC Washington DC Office

COPY

NASD

September 11, 2003

Mr. Anthony L. Gugino
President and Chief Compliance Officer
AM&M Investment Brokers, Inc.
179 Sully's Trail, Suite 200
Pittsford, NY 14534-4599

Dear Mr. Gugino:

This acknowledges receipt of your June 30, 2003 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A reconciliation, including appropriate explanations, of the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II or Part IIA, if material differences existed or, if no material differences existed, a statement so stating. SEC Rule 17a-5(d)(4)

Therefore, your submission cannot be considered to comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*, and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of the items listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please attend to this matter promptly. Failure to respond may result in disciplinary action. If you have any questions, please contact me at (216) 592-2951.

Sincerely,



William H. Jackson, Jr.
District Director

WHJ:jz
am&m.5e.doc
Enclosure
cc: U.S. Securities and Exchange Commission, Boston, Massachusetts
Deloitte & Touche LLP, Rochester, New York